Eaton Vance Management

Two International Place

Boston, MA  02110

(617) 482-8260

www.eatonvance.com

February 19, 2014

Office of Filings, Information & Consumer Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Delaying Amendment to Registration Statement on Form N-14 for

Eaton Vance Municipals Trust (the “Registrant”)

(File No. 333-193566)

Dear Sir or Madam:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 (File No. 333-193566) relating to the proposed reorganization of Eaton Vance Alabama Municipal Income Fund, Eaton Vance Arkansas Municipal Income Fund, Eaton Vance Kentucky Municipal Income Fund and Eaton Vance Tennessee Municipal Income Fund (each a “Fund” and collectively, the “Funds”) into Eaton Vance National Municipal Income Fund (the “National Fund”), each Fund and the National Fund being a series of the Registrant.  The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on January 24, 2014 (Accession No. 0000940394-14-000093).

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Boston and the Commonwealth of Massachusetts, on the 19th day of February, 2014.

No fees are required in connection with this filing.  If you have any questions or comments concerning the foregoing, please contact Tim Walsh at (617) 672-8520 or fax (617) 672-1520.

Very truly yours,

/s/ Maureen A. Gemma

Maureen A. Gemma, Esq.

Secretary of the Registrant